09040054

'ES
GE COMMISSION
.0549

OMB APPROVAL

OMB Number: 3235-0123

SEC FILE NUMBER
8-52753

CM

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) **AND ENDING** 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FG Markets, Inc.**

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 John Street, Suite 703
(No. and Street)

New York, NY 10038-3239
(City) (state) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth R. George (603) 773-9940
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JonesKohanski & Co., PC
(Name - if individual, state last, first, middle name)

3939 Birney Avenue, Moosic, PA 18507
(Address) (City) (state) Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2009
BRANCH OF REGISTRATIONS AND 03 EXAMINATIONS

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91)

7/6

OATH OR AFFIRMATION

I Kenneth R. George swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FG Markets, Inc. as of December 31 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

HEATHER L. MARTIN, Notary Public
My Commission Expires September 17, 2013

This report** contains (check all applicable boxes):
[x] (a) Facing page
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g)Computation of Net Capital.
[x] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[x] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[x] (n) A report on Internal Controls.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

JonesKohanski
Consultants | Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
FG Markets, Inc.:

We have audited the accompanying balances sheets of FG Markets, Inc. as of December 31, 2008 and 2007, and the related statements of income and accumulated deficit, changes in stockholder's equity, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FG Markets, Inc. as of December 31, 2008 and 2007, and the results of it's operations, changes in stockholder's equity, and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 through 14 is presented for the purposes of additional analysis and is not a required part of the basic financial statements. The information on pages 11 through 14 is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jones Kohanski & Co., PC
February 24, 2009
Moosic, PA

JonesKohanski & Co., PC
6 Brookhill Square South . Sugarloaf PA 18249 . Phone: 570.788.7000 . Fax: 570.788.7001
3939 Birney Avenue . Moosic PA 18507 . Phone: 570.941.2248 . Fax: 570.941.2236

FG MARKETS, INC.

BALANCE SHEETS
DECEMBER 31, 2008 AND 2007

		2008		2007
ASSETS				
CURRENT ASSETS:				
Cash	$	39,974	$	16,428
Accounts receivable		21,283		13,323
Deferred income taxes		106,318		100,726
Prepaid expenses		17,627		-
Receivable from brokers or dealers		-		2,051
Deposits		-		25,000
Loans to related entities		-		986
Total Current Assets		185,202		158,514
FURNITURE AND EQUIPMENT		3,596		6,907
OTHER ASSETS:				
Security deposit		28,044		28,044
	$	216,842	$	193,465
LIABILITIES AND STOCKHOLDER'S EQUITY				
CURRENT LIABILITIES:				
Accounts payable	$	-	$	1,600
Loan from related entity		15,000		-
Obligation under capital lease - current portion		452		2,483
Total Current Liabilities		15,452		4,083
LONG TERM DEBT, net of current portion:				
Obligation under capital lease		-		452
Total Liabilities		15,452		4,535
STOCKHOLDER'S EQUITY:				
Common stock, $10 par value; 100,000 shares authorized, 56,000 shares issued and outstanding shares		560,000		560,000
Additional paid-in capital		45,000		-
Accumulated deficit		(403,610)		(371,070)
Total Stockholder's Equity		201,390		188,930
	$	216,842	$	193,465

The accompanying notes are an integral part of these financial statements

FG MARKETS, INC.

STATEMENTS OF INCOME AND ACCUMULATED DEFICIT
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
REVENUES:		
Consultant fees	$ 160,028	$ 31,880
Interest income	354	1,124
Commissions	-	13,323
Miscellaneous	-	35,000
Total Revenues	160,382	81,327
COST OF REVENUES:		
Clearing charges	13	54
Gross Profit	160,369	81,273
OPERATING EXPENSES	198,501	97,595
LOSS FROM OPERATIONS	(38,132)	(16,322)
OTHER INCOME:		
Gain on foreign exchange rate conversion	-	34
LOSS BEFORE PROVISION FOR INCOME TAXES	(38,132)	(16,288)
PROVISION FOR INCOME TAX BENEFIT:		
Deferred income taxes	(5,592)	(3,491)
NET LOSS	(32,540)	(12,797)
ACCUMULATED DEFICIT:		
BEGINNING OF YEAR	(371,070)	(358,273)
END OF YEAR	$ (403,610)	$ (371,070)

The accompanying notes are an integral part of these financial statements.

FG MARKETS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2008 AND 2007

	Common Stock	Paid-in Capital	Accumulated Deficit	Total
BALANCE - JANUARY 1, 2007	$ 560,000	$ -	$ (358,273)	$ 201,727
Net Loss	-	-	(12,797)	(12,797)
Issuance of Common Stock	-	-	-	-
BALANCE - DECEMBER 31, 2007	560,000	-	(371,070)	188,930
Net Loss	-	-	(32,540)	(32,540)
Additional Paid-in Capital	-	45,000	-	45,000
Issuance of Common Stock	-	-	-	-
BALANCE - DECEMBER 31, 2008	$ 560,000	$ 45,000	$ (403,610)	$ 201,390

The accompanying notes are an integral part of these financial statements.

FG MARKETS, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$ (32,540)	$ (12,797)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	3,311	3,340
Deferred income taxes	(5,592)	(3,491)
Change in assets and liabilities:		
Receivable from brokers or dealers	2,051	(1,031)
Accounts receivable	(7,960)	5,677
Prepaid expenses	(17,627)	-
Deposits	25,000	-
Loans to related entities	15,986	7,694
Accounts payable	(1,600)	362
Net Cash Used By Operating Activities	(18,971)	(246)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments on capital lease obligations	(2,483)	(2,130)
Additional paid-in capital	45,000	-
Net Cash Provided (Used) By Financing Activities	42,517	(2,130)
NET INCREASE (DECREASE) IN CASH	23,546	(2,376)
CASH - BEGINNING	16,428	18,804
CASH - ENDING	$ 39,974	$ 16,428
SUPPLEMENTAL DISCLOSURES:		
Interest paid	$ 711	$ 637

The accompanying notes are an integral part of these financial statements.

NOTE 1: SUMMARY OF ACCOUNTING POLICIES AND NATURE OF OPERATIONS

Nature of Operations

FG Markets, Inc. (the "Company") is registered with the Securities and Exchange Commission (SEC) as a broker/dealer pursuant to the Financial Industry Regulatory Authority, Inc. (FINRA). The Company operates its business from leased facilities located in Manhattan, NY.

Basis of Accounting

The financial statements of FG Markets, Inc. have been prepared on the accrual basis of accounting and, accordingly, reflect all significant receivables, payables, and other liabilities.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with initial maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are reported at amounts management expects to collect on balances outstanding. Accounts are charged to bad debt expense when considered uncollectible based upon a periodic review of individual accounts. However, accounts receivable are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary.

Furniture, Equipment, and Improvements

Furniture, equipment, and improvements are recorded at cost. Depreciation is computed using both straight-line and accelerated methods over the estimated useful lives of the respective assets as follows:

Furniture and Fixtures	5 years
Office Equipment	5 years
Leasehold Improvements	5 years

NOTE 1: SUMMARY OF ACCOUNTING POLICIES AND NATURE OF OPERATIONS (CONT'D)

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax accounting of organization costs that will result in taxable or deductible income amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities. Deferred income tax assets are also recognized for tax credits and net operating loss carryovers that are available to offset future income taxes and taxable income, respectively.

NOTE 2: PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31:

	2008	2007
Furniture and fixtures	$ 4,772	$ 4,772
Office equipment	15,531	15,531
Leasehold Improvements	2,500	2,500
	22,803	22,803
Less: Accumulated depreciation	(19,207)	(15,896)
	$ 3,596	$ 6,907

NOTE 3: DEPOSITS

Deposits consisted of the following at December 31:

	2008	2007
Deposit with Pershing	$ -	$ 25,000
Deposit on leased facility	28,044	28,044
	$ 28,044	$ 53,044

NOTE 4: LONG-TERM DEBT

CAPITAL LEASE OBLIGATIONS

FG Markets Inc., has entered into a capital lease for equipment. The lease agreement requires monthly payments of $266. The lease was renewed in February 2009 for another twelve months.

The following is a summary of future minimum lease payments required under this capital lease along with the present value of the net minimum lease payments as of December 31, 2008.

Year Ending December 31,	Amount
2008	$ 537
Less amounts representing interest taxes and insurance	(85)
Present value of net minimum lease payments	$ 452

NOTE 5: INCOME TAXES

Components of income tax provision are as follows:

	2008	2007
Deferred income tax benefit	$ (5,592)	$ (3,491)

The net deferred tax asset in the accompanying balance sheet at December 31 includes the following components:

	2008	2007
Current deferred tax asset	$ 106,318	$ 100,726

NOTE 6: LEASING ARRANGEMENTS

FG Markets, Inc. entered into an operating lease on December 28, 2005 to rent an office facility in New York, New York. The term of the lease is five years commencing on February 1, 2005 and ending January 31, 2010.

Minimum future lease payments under the above operating lease are as follows:

Year ending December 31,	Amount
2009	$ 62,114
2010	$ 5,187

NOTE 7: NET CAPITAL REQUIREMENTS

FG Markets, Inc. is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1(a)(2)(V)(i)), which requires the maintenance of minimum net capital of $5,000. At December 31, 2008, the Company had net capital of $24,522.

FG MARKETS, INC.

OPERATING EXPENSES
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
OPERATING EXPENSES:		
Professional fees	$ 76,606	$ 14,591
Rent	70,145	58,950
Market data	20,342	-
Communications	8,954	12,719
Registration and membership	7,227	1,957
Utilities	5,128	324
Office expense	3,577	2,162
Depreciation	3,311	3,340
Interest expense	711	637
Taxes	670	1,442
Insurance	334	-
Dues and subscriptions	271	128
Travel	239	238
Repairs and maintenance	-	540
Miscellaneous	986	567
Total Operating Expenses	$ 198,501	$ 97,595

See independent auditors' report.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2008

SCHEDULE I

FG MARKETS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

Total Stockholder's equity from the balance sheet		$ 201,390
Less: Stockholder's equity not allowed for net capital		-
Total Stockholder's equity qualified for net capital		201,390
Deductions and/or charges:		
Nonallowable assets:		
Furniture and equipment, net	3,596	
Other receivables	49,327	
Deferred income tax asset	106,318	
Prepaid expenses	17,627	
		(176,868)
Net capital before haircuts on securities positions		24,522
Haircuts on securities		-
Net Capital		$ 24,522
Computation of basic net capital requirement: Minimum dollar net capital requirement of reporting broker/dealer in accordance with SEC Rule 15c3-1(a)(2)(V)(i)		5,000
Excess Net Capital		$ 19,522

See independent auditors' report.

SCHEDULE II

FG MARKETS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2008

** **This Company is exempt from the filing requirements of SEC Rule 15c3-3 under section (k)(2)(ii) of the aforementioned Rule. Accordingly, no information has been provided in this schedule.**

See independent auditors' report.

SCHEDULE III

FG MARKETS, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2008

** **This Company is exempt from the filing requirements of SEC Rule 15c3-3 under section (k)(2)(ii) of the aforementioned Rule. Accordingly, no information has been provided in this schedule.**

See independent auditors' report.

SCHEDULE IV

FG MARKETS, INC.

RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2008

Net capital per FG Market, Inc.'s Part IIA (unaudited) FOCUS report as of December 31, 2008		$ 12,522
AUDIT ADJUSTMENTS:		
Increase in accounts receivable	12,000	
Audit adjustments (net)		12,000
Net Capital Per Schedule I		$ 24,522

See independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

To the owners of
FG Markets, Inc.
New York, New York

In planning and performing our audit of the financial statements of FG Markets, Inc. (the "Company") as of and for the year ended December 31, 2008, in accordance with generally accepted auditing standards, we considered its internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons; and

2. Recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. We consider the following deficiency to be a significant deficiency in internal control.

Segregation of Duties

Due to the limited number of people working for the Company, many of the critical duties are combined and assigned to the available employee. Presently, a single individual performs the majority of the accounting functions. To the extent possible, duties should be segregated to serve as a check and balance and to maintain the best control system possible. We suggest that the segregation of duties be reviewed and adjusted where possible to strengthen the system of internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more that a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. We believe that the following deficiency constitutes a material weakness.

Internal Control Over Financial Reporting

The Company's internal controls over financial reporting did not ensure that all accruals and adjustments were recorded in the general ledger. As a result, the Company may not accurately report the activity and balances of their general ledger in accordance with accounting principles generally accepted in the United States of America. The Company should have controls in place to ensure that all accruals and adjustments are made. Such control should include reviewing the general ledger balance on an annual basis, at a minimum, to ensure that the records accurately summarize the Company's activities and balances.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we do not believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2008 and further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2008.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jones Kohanski & Co., PC

February 24, 2009
Moosic, PA

FG MARKETS, INC.

FINANCIAL STATEMENTS
AND
ADDITIONAL INFORMATION
DECEMBER 31, 2008 AND 2007

FG MARKETS, INC.

TABLE OF CONTENTS
DECEMBER 31, 2008 AND 2007